UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement
On November 24, 2014, Reynolds Group Holdings Limited (“Reynolds Group”) announced that it had entered into an agreement to sell its SIG Combibloc business, which is reported as the SIG segment, to Onex Corporation. Reynolds Group and two of its wholly owned subsidiaries, Reynolds Group Holdings Inc., a Delaware corporation (“Reynolds Inc.”) and Beverage Packaging Holdings (Luxembourg) III S.á.r.l., a Luxembourg société à responsabilité limitée (“Beverage Packaging”, and, together with Reynolds Inc., the “Sellers”), entered into a purchase agreement (the “Purchase Agreement”) with Onex Wizard Acquisition Company GmbH, a company organized under the laws of Switzerland (“Onex Swiss Purchaser”), Onex Wizard US Acquisition II Inc., a Delaware corporation (“Onex US Purchaser”), and Onex Wizard Acquisition Company I S.á.r.l., a Luxembourg société à responsabilité limitée (“Onex Receivables Purchaser”, and, together with Onex Swiss Purchaser and Onex US Purchaser, the “Purchasers”). Pursuant to the terms of the Purchase Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, (i) Beverage Packaging shall sell to Onex Swiss Purchaser all of the outstanding registered shares of SIG Combibloc Group AG, a wholly owned subsidiary of Beverage Packaging, and SIG Combibloc Group AG will continue as a wholly owned subsidiary of Onex Swiss Purchaser (the “Swiss Shares Sale”), (ii) Beverage Packaging shall sell to Onex Receivables Purchaser an amount of receivables owed by SIG Combibloc Group AG and certain of its subsidiaries to Beverage Packaging in an amount not to exceed €1.2 billion (the “Receivables Sale”), and (iii) Reynolds Inc. shall sell to Onex US Purchaser all the outstanding limited company interests in SIG Holding USA, LLC, a wholly owned subsidiary of Reynolds Inc., and SIG Holding USA, LLC will continue as a wholly owned subsidiary of Onex US Purchaser (the “US Interests Sale” and, together with the Swiss Shares Sale and the Receivables Sale, the “Transaction”).
The Purchasers will pay to the Sellers as consideration for the Swiss Shares Sale, Receivables Sale and US Interests Sale an aggregate amount up to €3.75 billion, subject to certain adjustments based upon closing date cash and working capital. €3.575 billion will be paid to the Sellers at the Closing of the Transaction, with an additional amount up to the balance of €175.0 million payable depending on the financial performance of the SIG Combibloc business in 2015 and 2016.
The Purchasers have advised Reynolds Group that they have each obtained equity and debt financing commitments for the transactions contemplated by the Purchase Agreement.
Reynolds Inc. and Beverage Packaging have each made customary representations and warranties in the Purchase Agreement and have agreed to customary covenants, including covenants regarding the operation of the businesses of SIG Combibloc Group AG, SIG Holding USA, LLC, and their respective subsidiaries (excluding joint ventures) before the closing. In addition, Reynolds Group has agreed to guarantee certain obligations of Reynolds Inc. and Beverage Packaging.
Consummation of the Transaction is not subject to a financing condition under the Purchase Agreement, but it is subject to various other conditions, including the expiration or termination of any required waiting periods or receipt of any applicable approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; the European Union Merger Regulation (EC) No 139/2004 of 20 January 2004 on the control of concentrations between undertakings, as amended; the Chinese Anti-Monopoly Law (AML) of 1 August 2008 as amended and complemented; and the Russian Law on the Protection of Competition no. 135-ÔÇ of 26 July 2006, as amended. The Purchase Agreement may be terminated if the conditions remain unfulfilled or are not waived by 13 May 2015. The Closing of the Transaction is expected to occur in the first quarter of 2015, pending final regulatory approvals and the satisfaction of other customary closing conditions.
The foregoing summary of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete.

On November 24, 2014, Reynolds Group issued a press release announcing the execution of the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued by Reynolds Group Holdings Limited on November 24, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

/s/ Joseph E. Doyle
Joseph E. Doyle
Group Legal Counsel
November 24, 2014

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release issued by Reynolds Group Holdings Limited on November 24, 2014.